News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SEA	April 11, 2024

Seabridge Gold Announces 2024 Corporate Objectives

Toronto, Canada… For more than 20 years, Seabridge has set and published annual objectives and reported on the results at the end of each year. We call it our report card. (For our 2023 report card, please see here). Our degree of success measured against annual objectives is used to determine "at-risk" compensation for senior management and bonus considerations for other employees. Here are the 15 objectives set for 2024 and the weighting factors assigned by our Board.

#	2024 Objectives	Weighting (%)
1	Enter a joint venture agreement on the KSM project with a suitable partner on terms advantageous to Seabridge shareholders	20.5
2	Secure a minimum of $50 million in new funding to continue to advance construction activities at the BC Hydro switching station which will provide low cost, green hydro power for KSM	12.0
3	Exit 2024 with more gold resources per common share than reported at year end 2023 (including 100% of KSM)	6.0
4	Continue to improve cyber-security systems to ensure ongoing confidentiality and integrity of Company data and employee access to it	3.0
5	Achieve a positive Substantial Start decision from the B.C. government ensuring that our KSM environmental approvals are valid for the life of the project	13.0
6	Prepare Seabridge Gold and KSM Mining ULC for transition to a Joint Venture Partnership	4.0
7	Initiate and advance a sale/joint venture process for Courageous Lake to unlock shareholder value	4.5
8	Remain in compliance with permit conditions, reporting, regulator inspections and regulator technical requests for all projects	4.5
9	Continue to strengthen our social license with Indigenous Partners and local communities	5.5
10	Continue to mature our risk management programs and systems	3.5
11	Continue to develop and update our sustainability strategy to incorporate the values of Seabridge and reflect the requirements of regulatory and government agencies	4.5
12	Promote a positive culture of Health and Safety through continuous improvement in key leading indicators and initiatives implemented in 2023	4.0
13	File new Technical Report for Bronson Slope incorporating 2023 drill results and an updated resource estimate and complete a drill program of at least 12,500 meters at Iskut for an evaluation of two deep copper-gold porphyry targets	6.5
14	Complete a drill program at 3 Aces of at least 8,000 meters to evaluate resource expansion potential at three targets in the Central Core Area and complete an initial evaluation on three regional targets	5.5
15	Continue to evaluate the potential for a Getchell style discovery at Snowstorm and progress the permitting on a northern Nevada rift target at Goldstorm	3.0

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project are located in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain forward-looking statements or forward-looking information. Statements of "objectives" are forward-looking statements that involve various risks and uncertainties. They are statements of what the Company is striving to achieve but has not yet achieved.  There can be no assurance that such objectives will be achieved in the next year or at all. Actual results and future events could differ materially from those reflected in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory and program execution issues, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and many other factors beyond the Company's control.  The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com